UNIT
SECURITIES AND E
Washing



10035693

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

CM

SEC FILE NUMBER
8- 67663

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

First Annapolis Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

900 Elkridge Landing Road, Suite 400
(No. and Street)

Linthicum (City) MD (State) 21090 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chris Bivens, Chief Financial Officer 410-855-8553
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

SEC Mail Processing
Section

MAR 01 2010

Washington, DC
110

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

7200 Glen Forest Dr, Suite 200 (Address) Richmond (City) VA (State) 23226 (Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Chris Bivens., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **First Annapolis Securities, Inc.**, as of **December 31, 2009**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.





Signature

Chief Financial Officer

Title



Notary Public

LESLIE A. WESTERVELT
NOTARY PUBLIC STATE OF MARYLAND
Expires 3/8/2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report

To the Board of Directors
First Annapolis Securities, Inc.
Linthicum, Maryland

We have audited the accompanying statement of financial condition of First Annapolis Securities, Inc. (the Company) as of December 31, 2009, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Annapolis Securities, Inc. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


McGladrey & Pullen, LLP

Richmond, Virginia
February 25, 2010

First Annapolis Securities, Inc.

Statement Of Financial Condition
December 31, 2009

Assets		
Cash	$	160,714
Prepaid expenses		1,402
Total assets	$	162,116

Liabilities And Stockholder's Equity		
Liabilities		
Accounts payable and accrued liabilities	$	650
Stockholder's Equity		
Common stock, no par value, 100,000 shares authorized and outstanding		-
Additional paid-in capital		-
Retained earnings		161,466
Total stockholder's equity		161,466
Total liabilities and stockholder's equity	$	162,116

See Notes To Financial Statements.

First Annapolis Securities, Inc.

Statement Of Operations
Year Ended December 31, 2009

Revenue:	
Client fees	$ 1,955,536
General and Administrative Expenses:	
Management fees paid to parent company	58,560
Professional fees	32,000
Other operating expenses	3,750
Total expenses	**94,310**
Net income	**$ 1,861,226**

See Notes To Financial Statements.

First Annapolis Securities, Inc.

Statement Of Changes In Stockholder's Equity
Year Ended December 31, 2009

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balance (deficit), January 1, 2009	$ -	$ 470,190	$ (279,950)	$ 190,240
Dividend	-	**(470,190)**	**(1,419,810)**	**(1,890,000)**
Net income	-	-	**1,861,226**	**1,861,226**
Balance, December 31, 2009	**$ -**	**$ -**	**$ 161,466**	**$ 161,466**

See Notes To Financial Statements.

First Annapolis Securities, Inc.

Statement Of Cash Flows
Year Ended December 31, 2009

Cash Flow From Operating Activities	
Net income	$ 1,861,226
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in assets and liabilities:	
Prepaid expenses	(1,402)
Accounts payable and accrued liabilities	650
Due to parent company	(400)
Net cash provided by operating activities	**1,860,074**
Cash Flows From Financing Activities	
Dividend to stockholder	(1,890,000)
Net cash used in financing activities	**(1,890,000)**
Net decrease in cash	**(29,926)**
Cash	
Beginning	190,640
Ending	$ 160,714

See Notes To Financial Statements.

Note 1. Nature Of Business And Significant Accounting Policies

Nature of business: First Annapolis Securities, Inc. (the Company), is a registered broker-dealer with the Securities and Exchange Commission (SEC), and a member of the Financial Industry Regulatory Authority (FINRA). The Company is wholly owned by First Annapolis Consulting, Inc. (the Parent).

The Company operates under the exemptive provisions of paragraph (k)(1) of Rule 15c3-3 of the SEC. Essentially, the requirements of paragraph (k)(1) provide that the Company should limit its activities to transactions in certain redeemable securities of registered investment companies or insurance products. Under this exemption, the Company may briefly handle customer funds or securities, but must promptly transmit such funds or securities received in connection with its activities. During the year ended December 31, 2009, the Company did not receive or handle any customer funds or securities.

The Company's membership with FINRA was suspended as of the close of business April 14, 2009, for failure to file the Company's 2008 annual audit report timely. The suspension was lifted on June 24, 2009, when the Company filed its audited financial statements with FINRA.

A summary of the Company's significant accounting policies follows:

The Company follows accounting standards established by the Financial Accounting Standards Board (the FASB) to ensure consistent reporting of financial condition, results of operation, and cash flows. References to Generally Accepted Accounting Principles (GAAP) in these footnotes are to the FASB Accounting Standards Codification, sometimes referred to as the Codification or ASC. The Codification is effective for periods ending on or after September 15, 2009.

Fee revenue: The Company recognizes fee revenue from private placement financing transactions upon completion of the deal.

Income taxes: On January 1, 2009, the Company adopted the accounting standard on accounting for uncertainty in income taxes, which addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under this guidance, the Company may recognize the tax benefit from an uncertain tax position only if it is more-likely-than-not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The guidance on accounting for uncertainty in income taxes also addresses de-recognition, classification, interest and penalties on income taxes, and accounting in interim periods.

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Credit risk: The Company maintains its cash in a bank account, which, at times may exceed federally insured limits, however, the Company does not believe it is exposed to any significant credit risk.

Subsequent events: The Company has evaluated subsequent events for potential recognition and/or disclosure through February 25, 2010, the date that the financial statements were issued. The Company has determined that there are no such subsequent events to report.

Note 2. Income Tax Status

The Company, with consent of its sole stockholder, has elected to be taxed under Subchapter S of the Internal Revenue Code. Accordingly, any income or loss for tax purposes is included in the tax returns of the Parent. At December 31, 2009, the Company's Subchapter S election was pending acceptance by the Internal Revenue Service (the IRS).

The FASB issued new guidance on accounting for uncertainty in income taxes. The Company adopted this new guidance for the year ended December 31, 2009. Management evaluated the Company's tax positions, including the acceptance by the IRS of the Company's Subchapter S election effective January 1, 2009, and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance.

The Parent files income tax returns in U.S. federal jurisdiction and in the State of Maryland. With a few exceptions, the Parent is no longer subject to U.S. federal, state and local income tax examinations by tax authorities for years before 2005.

Note 3. Related Party Transactions

The Parent provides the Company certain operational and administrative services under the terms of a Management and Administrative Services Agreement (the Agreement) in return for a management fee. The management fee is based on an allocation of the Parent's employees' professional salaries and benefits, facilities, and administrative expenses from the Parent to the Company. The allocation shall be calculated monthly based on the ratio of professional hours attributed to the Company in relation to total professional hours for the month. The Parent may, at its discretion, waive a monthly fee payment(s) if the payment(s) would necessitate a capital contribution by the Parent to the Company. Any waived fees will continue to accrue until the Company has sufficient net capital to pay such fees without capital contributions by the Parent. The management fee paid to the Parent for the year ended December 31, 2009 totaled $58,560.

Note 4. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2009, the Company had net capital of $160,064, which was $155,064 in excess of its required net capital of $5,000. The Company's net capital ratio was 0 to 1.

First Annapolis Securities, Inc. Schedule I

Computation Of Net Capital Under SEC Rule 15c3-1
December 31, 2009

Net capital	
Stockholder's equity	$ 161,466
Nonallowable assets	
Prepaid expenses	(1,402)
Net capital	$ 160,064
Aggregate indebtedness	
Accounts payable and accrued liabilities	$ 650
Computation of basic net capital requirements	
Minimum net capital required (the greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 5,000
Excess net capital	$ 155,064
Ratio of aggregate indebtedness to net capital	0.00 to 1

Note: There are no material differences between the above computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2009.

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report On Internal Control

To the Board of Directors
First Annapolis Securities, Inc.
Linthicum, Maryland

In planning and performing our audit of the financial statements of First Annapolis Securities, Inc. (the Company), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses and therefore, there can be no assurance that all material weaknesses have been identified. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Richmond, Virginia
February 25, 2010

First Annapolis Securities, Inc.

Financial Report
December 31, 2009

First Annapolis Securities, Inc.

Financial Report
December 31, 2009

McGladrey & Pullen

Certified Public Accountants

Independent Accountants' Report On Applying Agreed-Upon-Procedures

Board of Directors
First Annapolis Securities, Inc.
Linthicum, Maryland 21090

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009 which were agreed to by First Annapolis Securities, Inc. (the Company), the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc, and SIPC, solely to assist you and these other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement record entries and check numbers 6230 and 6177, noting no differences.
2. Compared the Total Revenue amounts of the audited financial statements for the year ended December 31, 2009 less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009, noting no differences.
3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting no differences.
4. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



Richmond, Virginia
February 25, 2010